4-30-02

02033915

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of April, 2002

Mountain Province Diamonds Inc. (formerly Mountain Province Mining Inc.)
(Translation of registrant's name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia V6B 3H7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___x___ Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________ No ______________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date May 2, 2002

By: Pradeep Varshney
[Print] Name: Pradeep Varshney
Title: Chief Financial Officer

C:\My Documents\MTNPROV\6K\MPVForm6K.doc

Mountain Province Diamonds Inc.

NEWS RELEASE

April 24, 2002 **OTCBB: MPVI**
TSE: MPV

DE BEERS SUCCESSFULLY COMPLETES BULK SAMPLE PROGRAM OF MOUNTAIN PROVINCE DIAMONDS' TWO DIAMOND PIPES

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been notified by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the planned winter 2002 bulk sample program of the Hearne and 5034 diamond pipes has been successfully completed. De Beers recovered approximately 684 tonnes of kimberlite from the Hearne pipe and approximately 837 tonnes from the 5034 pipe for a total of 1,521 tonnes. The kimberlite will be processed in Grand Prairie, Alberta and the resulting concentrate will be shipped to Johannesburg, South Africa for diamond recovery. The Hearne and 5034 pipes are two of the largest and have the two highest grade and diamond values of the five diamondiferous bodies in Kennady Lake, located on the joint-venture's AK claims in the Northwest Territories of Canada.

The purpose of the bulk sampling program is to increase the number of diamonds available for analysis by extending the sampling program initiated last winter. The larger number of diamonds will increase the confidence in, and accuracy of, revenue modeling via an enhanced understanding of diamond size and frequency distributions and diamond values. Last year, De Beers observed that a population of high quality, top color diamonds exists amongst the diamonds recovered from last year's bulk sample. Specifically, the 9.9-carat diamond recovered from the 5034 pipe is such a diamond and was valued at US $60,000. These high quality, top color diamonds have a significant impact, especially the larger ones, on the revenue per tonne so the more accurately their frequency of occurrence is known, the greater the confidence in and accuracy of the revenue per carat modeling. These high quality diamonds offer upside potential to the average values per carat. The recovery of additional large valuable diamonds, like the 9.9 carat diamond, increases the probability that these stones could occur regularly during production. The aim of this years sampling program, which will cost approximately $10 million, is to recover at least 2000 carats.

The bulk sample program of the 5034 and Hearne diamond pipes started on February 13, 2002 and ended April 20, 2002. A total of six large diameter holes were drilled in the 5034 pipe and five into the Hearne pipe. The same drill (24 inch diameter) and same drill method (a "diamond friendly" flood reverse system) that was used last year was used again this year. The drill was removed from the site via the winter road to Yellowknife. De Beers recovered approximately 684 tonnes of kimberlite from the Hearne pipe and approximately 837 tonnes of kimberlite from the 5034 pipe for a total of 1,521 tonnes from 1,919 meters of kimberlite sampled. The exact tonnage numbers will be available once all the data has been analyzed. This amount of kimberlite should yield at least 2000 carats. In last year's program, only a total of 968 tonnes were recovered form the Hearne and 5034 pipes combined. The kimberlite samples are currently being processed in Grand Prairie, Alberta, Canada and the sample concentrates will subsequently be shipped to South Africa for recovery of the diamonds. The diamonds will then be valued in London at The Diamond Trading Company and after that the revenue per tonne modeling will be performed in Johannesburg. Final results are expected late summer.

Exploration Update

The exploration program is on schedule. So far nine holes have been drilled into sill-73 located just north of the northwestern tip of MZ Lake (approximately 20 km from Kennady Lake). During last year's exploration program 28 micro-diamonds were recovered from five kg of kimberlite from a drill hole into this sill. Part of this year's exploration is to determine the length and dip of this sill and to recover additional kimberlite so that more micro-diamonds will be available for analysis. Once the drilling into sill-73 is complete, the drill will move south of MZ Lake where several promising structures, determined using ground penetrating radar (GPR), will be drilled.

An additional drill has been brought in to drill several holes into the Tuzo pipe, which is located approximately 500m northeast of the 5034 pipe. The Tuzo pipe contains approximately 15 million tonnes of diamondiferous kimberlite of which 6.1 million tonnes is an indicated resource and approximately 8.9 million tonnes is an inferred resource. Kimberlite will be recovered, both for micro-diamond analysis and petrography, from parts of the Tuzo pipe where there is a lack of information.

The exploration drilling at MZ Lake and at the Tuzo is expected to continue until approximately mid-May.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (CDNX:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

Mountain Province Diamonds Inc.

Empire Towers I
3633 E. Inland Empire Blvd, Suite 465
Ontario, CA 91764
Phone: (909) 466-1411
Fax: (909) 466-1409
http://www.mountainprovince.com
e-mail: mtnprovinvrel@worldnet.att.net

NEWS RELEASE

March 25, 2002

OTCBB: MPVI
TSE: MPV

DE BEERS COMMENCES EXPLORATION DRILLING ON MOUNTAIN PROVINCE DIAMONDS'AK CLAIMS

Mountain Province Diamonds Inc. (the Company) is pleased to announce that it has been notified by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers) that exploration drilling has started on the joint venture's AK claims. The first several holes will be drilled into the sill discovered last year, which contained the most micro-diamonds. This drilling will better define its size and thickness and provide more kimberlite. A ground penetrating radar (GPR) survey has been completed in selected areas both north and south of MZ Lake to help define more drill targets. Results of an initial analysis of the survey south of MZ Lake indicate that there are reflector structures there, which will be drill tested. MZ Lake is located in the joint venture's AK claims situated in the Northwest Territories of Canada and is approximately 20 km northwest of Kennady Lake, which contains the Hearne, Tuzo and 5034 diamondiferous kimberlite pipes.

As mentioned in the September 10, 2001 news release, De Beers discovered several sills (shallow dipping kimberlite sheet-like bodies) of various lengths, widths and thicknesses north of MZ Lake during last year's spring exploration program. Four of the five sills discovered there have been determined to be diamondiferous. The largest number of micro-diamonds was recovered from drill hole MPV-01-73 (just north of the western tip of MZ Lake); 28 diamonds from five kg. The sill associated with this drill hole is being called sill-73. The second largest number of micro-diamonds was recovered from drill hole MPV-01-070 (approximately one km north of the lake and approximately three km east of sill-73. This sill is being called sill-70. Two other drill holes MPV-99-33 and 93-EAK-036 intersected sills (called sill-33 and sill-36, respectively) underneath MZ Lake and just south of the lake, respectively, and contained a few micro-diamonds in several kg of kimberlite.

Detailed ground penetrating radar (GPR) surveys using closer line spacings than last year, were conducted in the areas of sills-73 and -70 to get a better understanding of their possible sizes and where they come near surface. GPR surveys were also conducted south of MZ Lake to try to locate where sills-33 and -36 come near surface. The sills at MZ Lake all appear to dip to the northeast so these two sills, which were intersected under or just south of the lake, would be expected to come near surface somewhere south to southwest of the lake. The GPR survey south of the lake is also looking for additional structures that can be drilled. Initial analysis results of the survey indicate that there are reflector structures south of MZ Lake, which will be drill tested. The completed analysis of the GPR surveys will be available soon.

Drilling has started at sill-73. The first several (up to six) holes will be drilled in order to determine the length of the sill and then a few holes to determine the dip (the angle to the horizontal at which the sill "dips" or slopes to the northeast). Additional kimberlite will be recovered so that more micro-diamonds will be available for analysis.

Additional drill holes will be based on the completed GPR survey results. The drill results will be reported as soon as they are available.

The bulk sample drill program is progressing on schedule. Four 24 inch diameter holes into the 5034 pipe have so far been completed and the fifth is in progress. After the completion of the fifth hole the drill will move to the Hearne pipe for a planned 4-5 holes.

A map of the MZ Lake area with the positions of last years drill holes can be seen on our website: www.mountainprovince.com under the September 10th, 2001 News Release.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (CDNX:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com **E-mail:** MtnProvInvRel@worldnet.att.net